大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com
Company Registration No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A01-Appointment of SEVP/sc/atl

3 January 2005

[redacted]

05005418

File No. 82-2947

Securities & Exchange
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2005 JAN 27 A 8:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENT OF SENIOR EXECUTIVE VICE PRESIDENT

Dear Sir

We enclose a copy of our News Release dated 3 January 2005 in regard to the above matter for your information.

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Enc

dlw 1/28

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A02-Resignation of DP/sc/atl

4 January 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

RESIGNATION OF DEPUTY PRESIDENT, MR KOH BENG SENG

Dear Sir

We enclose a copy of our News Release dated 4 January 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Vivien Chan
Company Secretary

Enc

Mr Koh Beng Seng Leaving UOB

Singapore 4 January 2005 – The United Overseas Bank (UOB) wishes to announce that Mr Koh Beng Seng, Deputy President, will be leaving the Bank at the end of the month to pursue other career opportunities. He has also served notice to resign from the boards of UOB and Far Eastern Bank. His resignation from the two boards will take effect on 16 February 2005.

Mr Koh joined the Bank in 2000 and has been in charge of the Group's Operations, Delivery Channels, Information Technology, Corporate Services and Risk Management & Compliance functions. He is a member of the UOB and FEB Executive Committees, as well as various other management committees of the Bank. Mr Koh played a key role in driving the successful integration of OUB and UOB in 2002.

The Chairman and CEO of UOB Group, Mr Wee Cho Yaw said, "The Bank has accepted Mr Koh's notice of resignation with deep regret. I appreciate his commitment and dedication to the Group during his four and a half years with us. He has helped greatly to strengthen the Bank's processes, risk management and operating systems to meet the challenges ahead. I thank him for his invaluable contributions and wish him every success in his future pursuits."

Mr. Koh said, "It has been my privilege to be a part of the senior management team of UOB Group. My tenure in UOB has accorded me hands-on experience in commercial banking to complement my regulatory perspective. I leave at a time when the Bank has completed a major overhaul of its processes, systems and infrastructure, and stands in good stead to face the challenges of the future. I wish the UOB Group, and the Chairman and his senior management team, all the very best."

For media enquiries, please contact:

Ms Vivian Song
United Overseas Bank Limited
Corporate Affairs Division

Email: Vivian.SongKY@UOBgroup.com